June 19, 2012

VIA EDGAR AND FEDERAL EXPRESS

Michael R. Clampitt
Senior Counsel, U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Wiki Group, Inc. Amendment No. 1 to Form 8-K Filed May 3, 2012 File No. 033-26828

Dear Mr. Clampitt:

We hereby submit the responses of The Wiki Group, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 5, 2012, to Mr. Edward C. DeFeudis, the President and Chief Financial Officer of the Company, in regard to the above-referenced SEC Filings.

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note your response to prior comment 1 in our letter dated March 20, 2012. Please explain to us, in greater detail, the bases for your revenue projections and quantify the various components of such projections, as appropriate.

Company Response: Our revenue projections disclosed in the press release of February 21, 2012 were based on correspondence with Phil Prouty, the owner of Prouty Company.  The correspondence was included in our response to comment 1 in the SEC letter dated March 20, 2012.  We worked with Prouty Company to quantify the various components of our projections based on our products/revenue streams and Prouty Company's distribution networks, as described below:

1) The Wiki Group has five product/revenue streams that Prouty Company has agreed to roll out through two primary distributions channels. We expect the roll out to begin within the next 30 to 45 days.

The first channel would be accessed by an application loaded to mobile phones through Prouty Company's relationships with mobile phone carriers (~5 million users), and the second channel would be through a partnership with a Cable TV network with 60 million viewers.

2) The Wiki Group/Prouty projections are based on 10% of the mobile phone users adopting our products and 0.8% of the TV viewers adopting our products and services.

3) We have assumed roughly $23 in Year 1 revenue on a per user basis, which breaks down as follows:

Money Transfer Fees:  $5.20 ($1 ACH load fee, 1 load per user per month)
POS Fees:  $3.12 ($1 POS load fee, 1 load per user per month, 60% adoption)
Payment Fees (Merchant):  $2.57 (1% fee on 1 merchant payment of $50 per user month)
Marketing Fees (WikiBlast):  $3.91 ($9.95 one-time merchant fee, 50% opt-in, 10% sales conversion, 50% of sales above $10 ($1 fee) and 50% of sales below $10 (10% fee))
Prepaid Card Fees:  $8.21 ($9.95 one-time enrollment fee, 30% user adoption of card, other card usage fees (e.g., ATM, billpay, benefits packages, etc.))

We have included detailed assumptions and projections with the hard copy of this letter that we are sending to the Staff.

2.
We note your response to prior comment 11 in our letter dated March 20, 2012. With your next response letter, please file on EDGAR the list of issuances to the consultants and/or advisors in the last three years that you have provided to us in hard copy in response to this prior comment.

Company Response: We have attached the list of issuances, which we have previously provided to the Staff in hard copy, as Exhibit A to this correspondence.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside special securities counsel at (732) 409-1212.

Sincerely,

The Wiki Group, Inc.

By:	/s/ Edward C. DeFeudis
Edward C. DeFeudis
President

EXHIBIT A

Share issuances to Consultants and Advisors since 2009
Consultant/Advisor	Number of Shares	Date Issued	Shares still held by Consultant/Advisor
Hansel Capital, Inc.	2,000,000	October 13, 2010	No
Kyan Kraus	20,000	October 13, 2010	Yes
Ronald Kaufman	40,000	November 29, 2010	Yes
Peter Berger	500,000	June 28, 2011	Yes
Ali Fakhari	4,200,000	June 28, 2011	Yes
Wendy Paskin-Jordan	7,261,905	July 12, 2011	Yes
Bashir Wada	7,261,905	July 12, 2011	Yes
Wendy Paskin-Jordan	21,429	September 1, 2011	Yes
Bashir Wada	21,429	September 1, 2011	Yes
Wendy Paskin-Jordan	747,619	September 8, 2011	Yes
Bashir Wada	747,619	September 8, 2011	Yes